March 27, 2019

Min Feng
Chairman
Ruhnn Holding Limited
4F, Building 1, Blue Collar Garment Industrial Park
7-1 North Hong Pu Road
Yu Hang District, Hangzhou 311100
People's Republic of China

       Re: Ruhnn Holding Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed March 22, 2019
           File No. 333-230082

Dear Mr. Feng:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed March 22, 2019

Risks Relating to Our ADSs and This Offering
"Your rights to pursue claims against the depositary as a holder of ADSs . . . ..", page 53

1. We note your disclosure that, under the deposit agreement, actions or proceedings "against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, or by virtue of owning the ADSs may only be instituted in a state or federal court in New York." Please disclose whether this provision will apply to actions arising under the Securities Act or Exchange Act. Capitalization, page 60

2. Please show us your calculation for the increase in additional paid in capital from the actual column to the pro forma column to reflect the issuance of 44,165,899 Class A
 Min Feng
Ruhnn Holding Limited
March 27, 2019
Page 2
      ordinary shares to Zhang Yi as part of the Hangzhou Dayi Minority Interest Acquisition.
3. Please tell us why the line item in your capitalization table describing your Class A ordinary shares indicates that 186,238,409 Class A shares are issued and outstanding under each of the pro forma and pro forma as adjusted scenarios. We note from your disclosures on page 60 that the pro forma as adjusted scenario includes your offering, while the pro forma scenario does not; therefore, it appears the number of Class A shares outstanding for these two scenarios should differ by 50 million. Dilution, page 62

4. Please show us your calculations for all of the amounts in this section, including net tangible book value as of December 31, 2018 in RMB and USD and the per share and per
      ADS amounts, when presented, as well as all of the items in the table on page 62.
Appointment and Nomination of Directors, page 147

5. We note your response to comment 2, and your revised disclosure referring to your second amended and restated memorandum and articles of association and removing the reference to "applicable laws." We note, however, that Section 120 of your amended and restated
      memorandum and articles of association states "[s]ubject to applicable laws, the Directors may appoint any person to be a director . . . ." Please elaborate upon the referenced
      "applicable laws."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley,
Staff Attorney, at (202) 551-2545 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameMin Feng
                                                           Division of
Corporation Finance
Comapany NameRuhnn Holding Limited
                                                           Office of Consumer
Products
March 27, 2019 Page 2
cc:       Chris Lin
FirstName LastName